SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For The Year Ended December 31, 2006

or

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-13536

A. Full title of the plan if different from that of the issuer named below:

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

MACY'S, INC.

(FORMERLY KNOWN AS FEDERATED DEPARTMENT STORES, INC.)
7 West Seventh Street
Cincinnati, Ohio 45202

and

151 West 34th Street

New York, New York 10001

THE MAY DEPARTMENT STORES COMPANY

PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND EXHIBITS

Listed below are all financial statements and exhibits filed as part of this annual report on Form 11-K:

Financial Statements	Page of this Form 11-K

Report of Independent Registered Public Accounting Firm	5

Financial Statements of the Plan: Statements of Net Assets Available for Benefits - December 31, 2006 and 2005	6

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2006 and 2005	7

Notes to Financial Statements - Years Ended December 31, 2006 and 2005	8

Form 5500, Schedule H, Line 4I - Schedule of Assets (Held at End of Year) - December 31, 2006	16

Exhibits

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of The May Department Stores Company Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE MAY DEPARTMENT STORES COMPANY PROFIT SHARING PLAN

Date: June 26, 2007	By: Macy's, Inc.

By: /s/ Karen M. Hoguet
Karen M. Hoguet
Executive Vice President and Chief Financial Officer

The May Department Stores Company Profit Sharing Plan

Financial Statements as of and for the
Years Ended December 31, 2006 and 2005, Supplemental Schedule as of
December 31, 2006, and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Profit Sharing Committee
Macy's, Inc.:

We have audited the accompanying statements of net assets available for benefits of The May Department Stores Company Profit Sharing Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Cincinnati, Ohio
June 25, 2007

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005
(In thousands)

	2006	2005
ASSETS:
Investments, at fair value:
Macy's, Inc. common stock (Note 1)	$ 650,803	$ 775,788
Commingled equity index funds	422,704	485,422
Short-term investment fund	196,282	225,331
U.S. government securities	53,180	78,001
Fixed income investments	31,246	34,048

Total investments	1,354,215	1,598,590

Other assets:
Receivable-employer contribution	16,202	23,896
Dividends and interest receivable	4,354	5,147
Due from broker for securities sold and other	2,411	2,912

Total assets	1,377,182	1,630,545

LIABILITIES:
Due to broker for securities purchases and other	1,819	5,905
Due to Lord & Taylor 401(k) Retirement and Savings Plan (Note 7)	1,462	-
Accrued administrative expenses	863	784

Total liabilities	4,144	6,689

NET ASSETS AVAILABLE FOR BENEFITS	$ 1,373,038	$ 1,623,856

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands)

	2006	2005
ADDITIONS:
Contributions:
Member	$ 106,962	$ 122,085
Employer	13,910	23,896
Total contributions	120,872	145,981

Investment income:
Appreciation/(depreciation) in fair value of investments:
Macy's, Inc. common stock (Note 1)	118,305	51,975
The May Department Stores Company (Note 1):
ESOP preference stock	-	57,087
Common stock	-	118,826
Commingled equity index funds	77,487	27,323
U.S. government securities	(936)	(2,247)
Fixed income investments	(599)	(1,640)
Total appreciation in fair value of investments	194,257	251,324

Dividends	10,741	20,790
Interest	17,043	12,429
Total dividend and interest income	27,784	33,219

Total additions	342,913	430,524

DEDUCTIONS:
Benefits paid to members	(455,141)	(156,564)
Transfer of assets to the Lord & Taylor 401(k) Retirement
and Savings Plan (Note 7)	(133,526)	-
Administrative expenses (Note 2)	(4,794)	(4,937)
Cash dividend payments to members	(270)	(406)
Total deductions	(593,731)	(161,907)

INCREASE (DECREASE) IN NET ASSETS
AVAILABLE FOR BENEFITS	(250,818)	268,617

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year	1,623,856	1,355,239

NET ASSETS AVAILABLE FOR BENEFITS-End of year	$ 1,373,038	$ 1,623,856

See accompanying notes to financial statements.

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

  DESCRIPTION OF THE PLAN

  In May 2007, the shareholders of Federated Department Stores, Inc. (the Plan Sponsor) approved changing the name of Federated Department Stores, Inc. to Macy's, Inc., effective June 1, 2007.

  On May 19, 2006, the board of directors of Macy's, Inc. approved a two-for-one stock split to be effected in the form of a stock dividend. The additional shares of common stock resulting from the stock split were distributed after the close of trading on June 9, 2006 to shareholders of record on May 26, 2006. Share amounts reflected throughout these financial statements, the notes thereto and related exhibits have been retroactively restated for the stock split.

  The following description of The May Department Stores Company Profit Sharing Plan (the "Plan") is provided for general informational purposes only. Associates should refer to the Plan document dated January 1, 2004, and Summary Plan Description dated November 2002 (with updates) for more complete information.

  General-The Plan is a defined contribution profit sharing plan. The Plan covers certain eligible associates of Macy's, Inc., a Delaware corporation, and its subsidiaries or affiliates who elect to participate in the Plan. An associate's membership in the Plan is voluntary for those associates who became eligible through December 31, 2006. The Plan adopted automatic enrollment for newly eligible associates as of January 1, 2007.

  Merger of Macy's and May- On August 30, 2005, Macy's, Inc. ("Macy's") completed its acquisition of The May Department Stores Company ("May"). On that day, in accordance with the merger agreement, each share of May common stock in the Plan's May Common Stock Fund and the May ESOP Preference Fund were converted into .3115 shares of Macy's common stock and $17.75 in cash. The Macy's common stock and cash received were then automatically transferred into a new Macy's Common Stock Fund in the Plan.

  Immediately following the merger, The Bank of New York, the Plan Trustee began investing the cash received by the Macy's Common Stock Fund in additional shares of Macy's common stock. This activity occurred throughout September 2005 and was completed on September 28, 2005. The new Macy's Common Stock Fund is now, on an ongoing basis, comprised primarily of shares of Macy's common stock, with a small amount (approximately 1% of the fund) in short-term investments for daily liquidity needs.

  Prior to the merger, May was the Plan Sponsor and Plan Administrator. As of the merger date, Macy's became the Plan Sponsor and Plan Administrator.

  Eligible Associates-In general, associates employed in a former May location (as determined on the merger date with Macy's) or any of its subsidiaries or affiliates (excluding associates of After Hours Formalwear, Inc., foreign national associates working in foreign countries and certain members of collective bargaining units) become members of the Plan upon attaining age 21 and working for at least one year in which they are paid for 1,000 hours or more.

  After Hours Formalwear, Inc. was divested on April 9, 2007 and is no longer part of Macy's controlled group.

  Member Contributions-Plan members may contribute 1% to 50% (1% to 15% for "highly compensated associates") of their pay as defined by the Plan. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the Internal Revenue Code.

  Employer Contribution- Participating Plan members are entitled to an annual discretionary employer contribution equal to a matching rate times a member's basic contributions (generally, contributions up to 5% of pay). The Plan provides for a minimum matching employer contribution of 33 1/3% of basic contributions.

  The employer contributions for the 2006 and 2005 Plan years were based on the minimum amount necessary to produce a matching rate of 33-1/3% of a member's basic contributions. The 2006 and 2005 employer contributions were contributed in cash directly to the Macy's Common Stock Fund on March 30, 2007 and March 31, 2006 respectively. The Plan Trustee used the cash contribution to immediately purchase additional shares of Macy's common stock in that Fund.

  Also, in accordance with the Macy's-May merger agreement, members who were employed on the merger date of August 30, 2005, were entitled to a prorated 2005 employer contribution (based on member contributions through August 30, 2005) if it produced a greater result than the member's 2005 annual employer contribution otherwise determined under the Plan.

  Members are permitted to elect to immediately redirect the value of employer contributions to other investment options in the Plan.

  Investments-Members' contributions may be invested in any of the following investment funds:

  Money Market Fund-Invests in the Bank of New York Collective Short-Term Investment Fund, which invests in short-term (less than one year) obligations of high-quality issuers including banks, corporations, municipalities, the U.S. Treasury and other federal agencies.

  Bond Index Fund-Invests primarily in corporate, U.S. Government, federal agency and certain foreign obligations that make up the Lehman Intermediate Government/Credit Bond Index. The Lehman Intermediate Government/Credit Bond Index represents the combined overall performance of intermediate-term, fixed income securities that have maturities ranging from one to 10 years, with an average maturity of four years.

  Balanced Equity/Bond Fund-Invests in the S&P 500 Equity Index Fund and the Bond Index Fund, with a current targeted investment allocation of approximately 60% to the S&P 500 Equity Index Fund and 40% to the Bond Index Fund. The fund is rebalanced by the Plan's Trustee at the end of each calendar quarter.

  S&P 500 Equity Index Fund-Invests primarily in the Northern Trust Collective Daily Stock Index Fund, a collective trust which invests in the common stock of corporations that make up the Standard & Poor's 500 Composite Stock Price Index. This index represents the composite performance of 500 major stocks in the United States. Investment mix is determined based on the relative market size of the 500 corporations, with larger corporations making up a higher proportion than smaller corporations.

  Russell 2000 Equity Index Fund-Invests primarily in the Northern Trust Daily Russell 2000 Equity Index Fund, a collective trust which invests in the common stock of corporations that make up the Russell 2000 Index. This Index is commonly used to represent the small market capitalization (small company) segment of the U.S. equity market. Investment mix is determined based on the relative market size of 2,000 corporations, with larger corporations in this group making up a higher proportion than smaller corporations.

  International Equity Index Fund-Invests primarily in the Northern Trust Daily EAFE Equity Index Fund, a collective trust which invests in the common stock of corporations that make up the Morgan Stanley Capital International Europe, Australasia and Far East Index. Investment mix is determined based on the relative country weights within the Index, with securities issued in countries having larger economies making up a higher proportion than countries with smaller economies.

  Macy's Common Stock Fund (established August 30, 2005)-Invests primarily in the common stock of Macy's.

  The investments are exposed to various risks such as interest rate, credit, overall market volatility, political, currency and regulatory risks. Further, due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

  Vesting-The method of calculating vesting service is the elapsed time method. Elapsed time is measured by calculating the time that has elapsed between the member's hire date and retirement date/termination date (excluding certain break-in-service periods). Plan members are 100% vested in (a) May Common Stock Fund dividends earned in their company accounts beginning with the 2002 quarterly dividends, (b) ESOP Preference Fund dividends earned in their company accounts beginning with the October 2004 semi-annual dividend and (c) Macy's Common Stock Fund dividends earned in their company accounts beginning with the December 2005 quarterly dividend.

  Plan members are vested in the remainder of their company accounts in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage

Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

  Plan members are always fully vested in the value of their member accounts.

  Payment of Benefits-Amounts in a member's account and the vested portion of a member's company account may be distributed upon retirement, death or termination of employment. Distributions from an investment fund holding employer securities are made in shares of Macy's common stock or cash. All other distributions are made in cash.

  Dividend Passthrough-The Plan's funds holding employer securities are ESOPs under Section 4975(e)(7) of the Internal Revenue Code. This feature allows members with accounts in the Macy's Common Stock Fund (or in the May Common Stock Fund or ESOP Preference Fund prior to the merger) to elect to either reinvest employer stock dividends into their Plan accounts or to receive these dividends in cash each quarter.

  Administration of the Plan-The Plan is administered by a committee appointed by the Board of Directors of Macy's, Inc. The assets of the Plan are held in a trust for which The Bank of New York is the Trustee.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation-The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments-The Plan's investments in common stock, U.S. government securities and fixed income securities are stated at fair value based on publicly reported price information. Investments in commingled equity index funds are stated at fair value as determined by the investment manager. Short-term investments are recorded at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses are recorded using the average cost method.

Federal Income Taxes-The Trust established under the Plan to hold the Plan's assets is tax exempt under 501(a) as the Plan is qualified pursuant to Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code ("IRC") and accordingly, the Trust's net investment income is exempt from income taxes. The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan and related Trust are designed and are currently being operated in compliance with the applicable requirements of the IRC.

Employer allocations and contributions, member before-tax contributions and any cumulative investment returns on member accounts are not taxable to the members until distributions are made.

Administrative Expenses-All administrative expenses are paid by the Plan. In addition to expenses incurred by third party service providers, these expenses include an allocable portion of data processing services provided by Macy's and May and salaries and benefits for associates who provide services to the Plan. Macy's and May allocated approximately $767,000 and $1,053,000 in administrative expenses to the Plan in 2006 and 2005, respectively.

Valuation of the Trust-The Plan provides for daily valuations of the accounts.

The value of ESOP preference shares in the ESOP Preference Fund (discontinued August 30, 2005) was determined based on the greater of the guaranteed minimum value (plus accrued dividends) or conversion value.

The unit values of all other investment funds are determined by dividing the market value of the particular investment fund by the total number of units outstanding in all member accounts in such investment fund. On each valuation date, the value of each fund is redetermined and account balances in each fund are adjusted as follows:

  All payments made from an account (except for the ESOP Preference Fund) are valued based on the unit value as of the distribution date. Payments from the ESOP Preference Fund prior to August 30, 2005, were valued based on the greater of the guaranteed minimum value (plus accrued dividends) or conversion value, as of the distribution date.
  Member contributions are invested in the chosen investment funds by the participant on each paycheck date.
  In the event that a member's employment is terminated and a portion of such member's company account has been forfeited, the forfeited units shall be cancelled as of the last day of the Plan year. Forfeited amounts are allocated as part of the employer matching contribution for such Plan year. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $2,631,000 and $2,115,000 respectively.

Due to/from Brokers for Securities Sold and Other-These amounts represent contributions provided to the Plan's brokers for investment securities to be purchased, or proceeds not yet received from brokers for investments that have been sold.

Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts of additions to and deductions from net assets available for benefits during the year. Actual results could differ from those estimates.
  INVESTMENTS

The fair value of the Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2006 and 2005, are as follows (fair value in thousands):

	December 31, 2006		December 31, 2005

Description of Investments	Number of Shares or Principal Amount	Fair Value	Number of Shares or Principal Amount	Fair Value

Macy's, Inc.
Common Stock	17,067,993	$ 650,803	23,391,760	$ 775,788

Northern Trust Collective
Daily Stock Index Fund	66,185	$ 254,277	95,368	$ 316,204

Northern Trust Daily
Russell 2000 Fund	100,882	$ 93,122	128,007	$ 99,846

Northern Trust EAFE
Equity Index Fund	184,043	$ 75,305	214,772	$ 69,372

The Bank of New York
Collective Short-Term
Investment Fund-
Master Notes	$ 196,282,307	$ 196,282	$ 225,331,470	$ 225,331

All other assets held less than
5% of the Plan's net assets	-	$ 84,426	-	$ 112,049

At December 31, 2006 and 2005, the Plan beneficially owned Macy's Common Stock, representing 3.4% and 4.3% respectively, of the voting power of Macy's, Inc.

4. RELATED PARTIES

Certain Plan investments are shares of The Bank of New York Collective Short-Term Investment Fund. The Bank of New York is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan paid the Trustee approximately $779,000 and $804,000 in administrative expenses, principally Trustee fees, in 2006 and 2005, respectively.

The Plan holds shares of the common stock of Macy's, Inc., the Plan administrator. Macy's common stock held by the Plan were 48% and 49% of the Plan's total investments at December 31, 2006 and 2005, respectively.

5. RECONCILIATION TO FORM 5500

As of December 31, 2006 and 2005, the Plan had approximately $22,302,000 and $24,872,000, respectively, of pending distributions to participants. These amounts are included in net assets available for benefits. For reporting on the Plan's Form 5500, these amounts will be classified as benefit claims payable with a corresponding reduction in net assets available for benefits. The following table reconciles the financial statements to the Form 5500, which will be filed by the Plan for the Plan years ended December 31, 2006 and 2005 (dollars in thousands):

2006
	Benefits		Net Assets
	Payable to	Benefits	Available
	Participants	Paid	for Benefits

Per 2006 financial statements	$ -	$ 455,141	$ 1,373,038
Pending benefit distributions-December 31, 2006	22,302	22,302	(22,302)
Pending benefit distributions-December 31, 2005	-	(24,872)	-

Per 2006 Form 5500	$ 22,302	$ 452,571	$ 1,350,736

2005
	Benefits		Net Assets
	Payable to	Benefits	Available
	Participants	Paid	for Benefits

Per 2005 financial statements	$ -	$ 156,564	$ 1,623,856
Pending benefit distributions-December 31, 2005	24,872	24,872	(24,872)
Pending benefit distributions-December 31, 2004	-	(11,587)	-

Per 2005 Form 5500	$ 24,872	$ 169,849	$ 1,598,984

6. DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN

Macy's reserves the right to terminate the Plan, in whole or in part, at any time. If an employer shall cease to be a participating employer in the Plan, the accounts of the members of the withdrawing employer shall be revalued as if such withdrawal date were a valuation date. The Plan Committee is then to direct the Trustee either to distribute the accounts of the members of the withdrawing employer as of the date of such withdrawal on the same basis as if the Plan had been terminated, or to deposit in a trust established by the withdrawing employer, pursuant to a plan substantially similar to the Plan, assets equal in value to the assets allocable to the accounts of the members of the withdrawing employer.

If the Plan is terminated at any time or contributions are completely discontinued and Macy's determines that the Trust shall be terminated, the members' company accounts shall become fully vested and nonforfeitable, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to members.

If the Plan is terminated or contributions completely discontinued but Macy's determines that the Trust shall be continued pursuant to the terms of the trust agreement, no further contributions shall be made by members or the employer and the members' company accounts shall become fully vested, but the Trust shall be administered as though the Plan were otherwise in effect.

7. SALE OF LORD & TAYLOR DIVISION

In October 2006, Macy's completed the sale of the Lord & Taylor division of May.

In December 2006, $133,526,000 of plan assets related to plan members employed at Lord & Taylor were transferred to the Lord & Taylor 401(k) Retirement and Savings Plan, which is not sponsored by Macy's.

8. SUBSEQUENT EVENTS (UNAUDITED)

In January 2007, Macy's completed the sale of the David's Bridal and Priscilla of Boston businesses of May.

In March 2007, $31,169,000 of plan assets related to plan members employed at David's Bridal and Priscilla of Boston were transferred to the David's Bridal 401(k) Retirement Plan, which is not sponsored by Macy's.

* * * * * *

THE MAY DEPARTMENT STORES COMPANY PROFIT SHARING PLAN FORM 5500, SCHEDULE H, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006
(Cost and Fair Value in Thousands)

Employer #: 13-3324058
Plan #: 024
	(c)
	Number of
	Shares or		(e)
(b)	Principal	(d)	Fair
(a) Identity of Issue	Amount	Cost	Value

* MACY'S, INC. COMMON STOCK	17,067,993	$ 532,927	$ 650,803

COMMINGLED EQUITY INDEX FUNDS:
Northern Trust Collective Daily Stock Index Fund	66,185	203,302	254,277
Northern Trust Daily Russell 2000 Fund	100,882	73,306	93,122
Northern Trust Daily EAFE Equity Index Fund	184,043	56,922	75,305
Commingled Equity Index Funds Total		333,530	422,704

SHORT-TERM INVESTMENT FUND:
* The Bank of New York Collective Short-Term
Investment Fund-Master Notes	$ 196,282,307	196,282	196,282

U.S. GOVERNMENT SECURITIES:
U.S. Treasury Notes:
6.625%, due 5/15/07	$ 3,335,000	3,623	3,354
3.0%, due 2/15/08	$ 6,425,000	6,302	6,287
5.625%, due 5/15/08	$ 3,100,000	3,297	3,128
3.5%, due 2/15/10	$ 3,425,000	3,302	3,305
4.25%, due 8/15/13	$ 3,850,000	3,826	3,753
4.25%, due 8/15/14	$ 1,095,000	1,087	1,063
4.0%, due 2/15/15	$ 2,965,000	2,910	2,825
4.5%, due 11/15/15	$ 8,590,000	8,420	8,458
Total U.S. Treasury Notes		32,767	32,173

* Also a party-in-interest.			(Continued)
		(c)		(e)
	(b)	Principal	(d)	Fair
(a)	Identity of Issue	Amount	Cost	Value

	U.S. GOVERNMENT SECURITIES (Continued):
	U.S. Government Agency Securities:
	Federal National Mortgage Association:
	6.0%, due 5/15/11	$ 1,500,000	$ 1,581	$ 1,562
	6.0%, due 5/15/08	$ 4,300,000	4,746	4,348
	6.375%, due 6/15/09	$ 2,200,000	2,373	2,269
	4.37%, due 3/15/13	$ 2,050,000	2,024	1,985
	5.25%, due 4/15/07	$ 1,250,000	1,319	1,250
	Federal Home Loan Mortgage Corp.:
	5.75%, due 4/15/08	$ 3,500,000	3,899	3,526
	6.0%, due 6/15/11	$ 1,995,000	2,229	2,078
	6.62%, due 9/15/09	$ 1,950,000	2,243	2,031
	4.5%, due 1/15/14	$ 1,600,000	1,561	1,555
	Interamerican Devlpmt Bk, 5.75%, due 2/26/08	$ 400,000	398	403
	Total U.S. government agency securities		22,373	21,007

	U.S. Government Securities Total		55,140	53,180

	FIXED INCOME INVESTMENTS:
	Bank Corporate Bonds:
	Bank America Corp., 5.625%, due 10/14/16	$ 1,260,000	1,279	1,283
	Bayerische Landesbank, 5.875%, due 12/01/08	$ 450,000	450	454
	Morgan JP & Co., Inc., 6.7%, due 11/1/07	$ 150,000	161	152
	Morgan JP & Co., Inc., 4.6%, due 1/17/11	$ 250,000	250	244
	Morgan JP & Co., Inc., 4.5%, due 1/15/12	$ 835,000	817	805
	National Australia Bank, 8.6%, due 5/19/10	$ 450,000	449	496
	Wachovia, 6.25%, due 8/4/08	$ 620,000	686	627
	Wells Fargo & Co., 5.12%, due 9/1/12	$ 250,000	260	249
	Total bank corporate bonds		4,352	4,310

	Finance and Insurance Corporate Bonds:
	American Gen Fin Corp., 5.375%, due 9/1/09	$ 130,000	138	130
	American Intl Group, Inc., 5.05%, due 10/1/15	$ 450,000	441	438
	Capital One Bank Md Term, 6.5%, due 6/13/13	$ 370,000	399	390
	Citigroup Inc., 7.375%, due 4/2/07	$ 200,000	207	201
	Citigroup Inc., 4.125%, due 2/22/10	$ 500,000	499	485
	Citigroup Inc., 7.25%, due 10/1/10	$ 410,000	469	437
	Citigroup Inc., 5.125%, due 5/5/14	$ 450,000	438	444
	Credit Suisse First Boston USA, 6.125%, due 11/15/11	$ 300,000	297	311
	Deutsche Telekom International, 8.0%, due 6/5/10	$ 170,000	193	184
	ERP Oper Ltd Ptnrsp., 5.25%, due 9/15/14	$ 355,000	362	351
	General Electric Cap, 6.5%, due 12/10/07	$ 500,000	569	505
	General Electric Cap, 3.5%, due 5/1/08	$ 500,000	500	489

				(Continued)

		(c)		(e)
	(b)	Principal	(d)	Fair
(a)	Identity of Issue	Amount	Cost	Value

	FIXED INCOME INVESTMENTS (Continued):
	Finance and Insurance Corporate Bonds (Continued):
	General Electric Cap., 5.875%, due 2/15/12	$ 1,350,000	$ 1,444	$ 1,388
	General Mills, Inc., 5.12%, due 2/15/07	$ 250,000	260	250
	Goldman Sachs Group, Inc., 4.75%, due 7/15/13	$ 825,000	803	796
	Household Finance Corp., 6.45%, due 2/1/09	$ 250,000	282	255
	Household Finance Corp., 4.75%, due 5/15/09	$ 500,000	514	495
	HSBC Financial Corp., 6.75%, due 5/15/11	$ 1,100,000	1,198	1,164
	Lehman Brothers Hldg., 5.75%, due 1/3/17	$ 175,000	175	177
	Lehman Brothers Hldg., 3.5%, due 8/7/08	$ 450,000	448	437
	Liberty Mutual Group, Inc., 6.7%, due 8/15/16	$ 300,000	316	316
	MBNA Corp., 6.125%, due 3/1/13	$ 100,000	100	104
	Merrill Lynch & Co., 3.0%, due 4/30/07	$ 275,000	270	273
	Merrill Lynch & Co., 4.25%, due 2/8/10	$ 600,000	576	583
	Morgan Stanley, 5.625%, due 1/9/12	$ 370,000	369	376
	Morgan Stanley, 5.8%, due 4/1/07	$ 700,000	748	700
	Residential Capital Corp., 6.5%, due 4/17/13	$ 500,000	508	507
	Simon Ppty Group, LP., 5.1%, due 5/1/16	$ 200,000	209	207
	Simon Ppty Group, LP., 5.6%, due 9/1/11	$ 450,000	450	454
	Toyota Motor Corp., 5.5%, due 12/15/08	$ 450,000	449	451
	Unilever Cap., 7.125%, due 11/1/10	$ 125,000	136	133
	Wellpoint, Inc., 5.0%, due 1/15/11	$ 550,000	547	543
	Total finance and insurance corporate bonds		14,314	13,974

	Industrial Corporate Bonds:
	Atlantic Richfield Co., 5.9%, due 4/15/09	$ 450,000	448	457
	Burlington Northern, 4.875%, due 1/15/15	$ 815,000	811	782
	Comcast Cable, 6.75%, due 1/30/11	$ 610,000	642	639
	CVS Corp., 6.125%, due 8/15/16	$ 335,000	334	346
	Daimler Chrysler N. Amer., 4.875%, due 6/15/10	$ 250,000	249	244
	International Business Machine, 5.375%, due 2/1/09	$ 150,000	150	151
	News Amer Hldgs., 9.25%, due 2/1/13	$ 100,000	128	117
	News Amer Inc., 5.3%, due 12/15/14	$ 200,000	191	197
	Raytheon Co., 6.75%, due 8/15/07	$ 58,000	62	58
	Time Warner, Inc., 6.87%, due 5/1/12	$ 160,000	180	169
	Viacom, Inc., 5.75%, due 4/30/11	$ 600,000	598	600
	Weyerhaeuser Co., 6.125%, due 3/15/07	$ 34,000	37	34
	Wyeth PP., 5.5%, due 2/15/16	$ 700,000	699	701
	Total industrial corporate bonds		4,529	4,495

				(Continued)

		(c)		(e)
	(b)	Principal	(d)	Fair
(a)	Identity of Issue	Amount	Cost	Value

	FIXED INCOME INVESTMENTS (Continued):
	Oil & Coal Corporate Bonds:
	Pemex Proj Fdg Master, 7.375%, due 12/15/14	$ 160,000	$ 177	$ 176
	Phillips Pete Co., 8.75%, due 5/25/10	$ 400,000	483	443
	Valero Energy Corp New, 6.87%, due 4/15/12	$ 625,000	702	661
	Total oil & coal corporate bonds		1,362	1,280

	Telephone Corporate Bonds:
	AT&T Wireless Sves, Inc., 7.875%, due 3/1/11	$ 150,000	160	164
	Bellsouth Corp., 4.2%, due 9/15/09	$ 200,000	197	194
	British Telecom Plc., 8.375%, due 12/15/10	$ 550,000	634	614
	Embarq Corp., 6.738%, due 6/1/13	$ 585,000	587	599
	France Telecom, 7.75%, due 3/1/11	$ 650,000	710	708
	Motorola, Inc., 7.625%, due 11/15/10	$ 16,000	18	17
	SBC Comm., 5.1%, due 9/15/14	$ 350,000	345	341
	Sprint Nextel Corp., 6.0%, due 12/1/16	$ 225,000	224	219
	Telecom Italia Cap., 5.25%, due 10/1/15	$ 750,000	708	702
	Verizon Communications Inc., 5.35%, due 2/15/11	$ 630,000	622	631
	Total telephone corporate bonds		4,205	4,189

	Transportation Corporate Bonds:
	CSX Corp., 6.25%, due 10/15/08	$ 100,000	100	101
	Norfolk Southern Corp., 5.25%, due 9/17/14	$ 650,000	654	644
	Total transportation corporate bonds		754	745

	Utility Corporate Bonds:
	Dominion Resources Inc., 5.15%, due 7/15/15	$ 615,000	572	596
	PPL Energy Supply, LLC., 6.2%, due 5/15/16	$ 590,000	590	606
	Total utility corporate bonds		1,162	1,202

	Foreign Obligations:
	British Columbia Prov. Canada, 5.375%, due 10/29/08	$ 450,000	448	453
	Republic of Italy, 5.625%, due 6/15/12	$ 200,000	217	205
	South Africa Rep, 6.5%, due 6/2/14	$ 250,000	250	263
	United Mexican Sts Med Term, 5.625%, due 1/15/17	$ 130,000	129	130
	Total foreign obligations		1,044	1,051

	Fixed Income Investments Total		31,722	31,246
	TOTAL ASSETS HELD AT DECEMBER 31, 2006		$ 1,149,601	$ 1,354,215

				(Concluded)